CUSIP No. 829896109 13D

Item 1(a) Name of Issuer:
          SiVault Systems, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
          500 Fifth Avenue
          Suite 1650
          New York, NY 10110

Item 2(a) Name of Person Filing:
          Anthony B. Low-Beer

Item 2(b) Address of Principal Business Office, or, if None,
Residence:
          30 Rockefeller Plaza
          Suite 4250
          New York, New York  10112

Item 2(c) Citizenship:
          United States
Item 2(d) Title of Class of Securities:
          Common Stock
Item 2(e) CUSIP Number:
          829896109
Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a :
     (a) [ ] Broker or Dealer registered under section 15 of the Act
     (b)  [  ] Bank as defined in Section 3 (a) (6) of the
Act
     (c)  [  ] Insurance Company as defined in Section 3 (a)
(19) of the Act
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
     (e)  [  ] Investment Adviser registered under Section
203 of the Investment
          Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement and Income security Act of 1974 or Endowment
          Fund
     (g)  [  ] Parent Holding Company, in accordance with
Rule 13d-1 (b) (ii) (G)
     (h)  [  ] Group


CUSIP No. 829896109 13D

Item 4         Ownership
     (a)  Amount Beneficially Owned:
          12,920,250
     (b)  Percent of Class:
          60.7%
     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote
                    7,162,500
          (ii) shared power to vote or to direct the vote
                    5,757,750
          (iii) sole power to dispose or to direct the disposition of
                    12,920,250
          (iv) shared power to dispose or to direct the disposition of

Item 5         Ownership of Five Percent or Less of a Class.
               NOT APPLICABLE
Item 6 Ownership of More than Five Percent on Behalf of Another Person.
[ x ]
Item 7         Identification and Classification of the
Subsidiary Which Acquired The
          Security Being Reported on by the Parent Holding
     Company.
               NOT APPLICABLE
Item 8 Identification and Classification of Members of the Group.
               NOT APPLICABLE
Item 9         Notice of Dissolution of Group.
               NOT APPLICABLE



CUSIP No.   829896109 13D

Item 10   Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to it is true, complete and correct.

Date:          March 21, 2006



By:       Anthony B. Low-Beer